信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-1235

2 October 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention photocopies of the following documents of the Company:-

1. Joint Announcement of the Company and Tsim Sha Tsui Properties Limited ("TST Properties") on Placing of Existing Shares and Subscription for New Shares of the Company dated 24 September 2007;

2. Suspension and Resumption Announcement of the Company dated 25 September 2007; and

3. Clarification Announcement of the Company and TST Properties on Placing of Existing Shares and Subscription for New Shares of the Company dated 28 September 2007.

For your information, the above documents are also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encls.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Discloseable Transaction\09.2007\Letter - ADR doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

DISCLOSEABLE TRANSACTION

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

On 24 September 2007, the Placors entered into the Placing and Subscription Agreement with the Placing Agent and the Company respectively. Pursuant to the Placing and Subscription Agreement, the Placing Agent agreed to place, on a fully underwritten basis, an aggregate of 220,000,000 existing Shares at a price of HK$19.576 per Placing Share and the Placors conditionally agreed to subscribe for the Subscription Shares at a price of HK$19.576 per Subscription Share.

The Placing Price of HK$19.576 represents (i) a discount of approximately 7.0% to the closing price of HK$21.05 per Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a discount of approximately 5.93% to the average closing price per Share of approximately HK$20.81 as quoted on the Stock Exchange for the last five consecutive trading days prior to the date of this announcement; and (iii) a discount of approximately 4.15% to the average closing price per Share of approximately HK$20.423 as quoted on the Stock Exchange for the last ten consecutive trading days prior to the date of this announcement.

The Placing Shares represent (i) approximately 4.78% of the existing issued share capital of the Company of 4,603,806,667 Shares as at the date of this announcement; and (ii) approximately 4.56% of the issued share capital of the Company of 4,823,806,667 Shares as enlarged by the Subscription.

The Subscription is conditional upon (i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares; (ii) completion of the Placing; (iii) the Company obtaining all consents and approvals from the relevant authorities, if applicable, to allot and issue the Subscription Shares.

The gross proceeds from the Subscription will be approximately HK$4,307 million. The net proceeds from the Subscription will be approximately HK$4,215 million.

As the applicable percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules) in respect of each of the Placing and the Subscription contemplated by the Parent under the Placing and Subscription Agreement is more than 5% but less than 25%, these transactions each constitutes a discloseable transaction of the Parent under the Listing Rules.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date

24 September 2007

Parties Involved

The Placing Agent, the Company and the Placors

The Placing

Placing Agent

The Placing Agent will receive a placing commission of 2% on the gross proceeds of the Placing, which was arrived at after arm's length negotiation between the Company and the Placing Agent with reference to the market rate.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Placing Agent and its ultimate beneficial owners are independent of and not connected with (i) the Placors and their respective associates; and (ii) the Company and its associates and connected persons.

Placees

The Placing Agent agreed to place the Placing Shares on a fully underwritten basis, to not less than six Placees who and whose ultimate beneficial owners will be third parties independent of (i) each of the Placors and their respective associates; and (ii) the Company and its associates and connected persons. Immediately after the completion of the Placing, none of the Placees will become a substantial Shareholder.

Placing Price

The Placing Price of HK$19.576 represents:

(i) a discount of approximately 7.0% to the closing price of HK$21.05 per Share as quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 5.93% to the average closing price per Share of approximately HK$20.81 as quoted on the Stock Exchange for the last five consecutive trading days prior to the date of this announcement; and

(iii) a discount of approximately 4.15% to the average closing price per Share of approximately HK$20.423 as quoted on the Stock Exchange for the last ten consecutive trading days prior to the date of this announcement.

The Placing Price was determined with reference to the prevailing market price of the Shares and was negotiated on an arm's length basis between the Company and the Placing Agent. The Directors (including the independent non-executive Directors) consider that the terms of the Placing, including the placing commission, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The net Placing Price, after deduction of placing commission and all other fees and expenses, is approximately HK$19.16.

The Placing Shares

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

There were no fund raising activities engaged by the Company in the past twelve months.

EFFECTS ON SHAREHOLDING STRUCTURE

Assuming all the Placing Shares are placed under the Placing and Subscription Agreement, the shareholding structure of the Company before and after the Placing and the Subscription will be as follows respectively:

Shareholders	As at the date of this announcement *Shares*	%	Immediately after the Placing but before the Subscription *Shares*	%	Immediately after the Subscription *Shares*	%
The Parent	2,430,586,717	52.80	2,303,781,105	50.04	2,430,586,717	50.39
Mr Ng	93,194,388	2.02	0	0	93,194,388	1.93
Directors	3,918,533	0.085	3,918,533	0.085	3,918,533	0.081
Public shareholders	2,076,107,029	45.095	2,296,107,029	49.875	2,296,107,029	47.599
Total	4,603,806,667	100%	4,603,806,667	100%	4,823,806,667	100%

LISTING RULES IMPLICATIONS

As the applicable percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules) in respect of each of the Placing and the Subscription contemplated by the Parent under the Placing and Subscription Agreement is more than 5% but less than 25%, these transactions each constitutes a discloseable transaction of the Parent under the Listing Rules.

GENERAL INFORMATION

The Parent is the holding company of the Company. Both the Parent and the Company are investment holding companies and their principal business include property development and investment, investment in securities, financing, hotel and building management and services.

Mr Ng is the controlling shareholder of the Parent.

Application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

DEFINITIONS

"AGM" the Annual General Meeting of the Company held on 16 November 2006

Ranking of the Placing Shares

The Placing Shares rank pari passu among themselves and with Shares in issue as at the date of this announcement.

Lock Up

The Company has undertaken to the Placing Agent that for a period of 3 months from the closing of the Placing, the Company will not, except for the Subscription Shares (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above without first having obtained the written consent of the Placing Agent.

Completion of the Placing

The Placing is expected to complete on or before 28 September 2007 or such other date as agreed by the Placors and the Placing Agent.

The Subscription

The Subscription Price

The Subscription Price is HK$19.576 per Subscription Share, which is equivalent to the Placing Price. The Subscription Price represents:

(i) a discount of approximately 7.0% to the closing price of HK$21.05 per Share as quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 5.93% to the average closing price per Share of approximately HK$20.81 as quoted on the Stock Exchange for the last five consecutive trading days prior to the date of this announcement; and

(iii) a discount of approximately 4.15% to the average closing price per Share of approximately HK$20.423 as quoted on the Stock Exchange for the last ten consecutive trading days prior to the date of this announcement.

The Subscription Price was determined after arm's length negotiation between the Company and the Placors with reference to market practice and business terms.

The net Subscription Price, after deduction of fees and expenses, is approximately HK$19.16.

Number of Subscription Shares

The number of Subscription Shares is equivalent to the number of Placing Shares, representing (i) approximately 4.78% of the existing issued share capital of the Company of 4,603,806,667 Shares as at the date of this announcement; and (ii) approximately 4.56% of the issued share capital of the Company of 4,823,806,667 Shares as enlarged by the Subscription.

Ranking of the Subscription Shares

The Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares.

The Subscription Shares

The Subscription Shares will be issued under the General Mandate to allot, issue and deal with Shares granted to the Directors by resolution of the Shareholders passed at the AGM which authorised the Directors to allot and issue a maximum of 890,071,728 Shares. Up to the date of this announcement, no Shares has been issued under the General Mandate and the total number of new Shares that can be alloted and issued under the General Mandate is therefore 890,071,728 Shares.

Conditions of the Subscription

The Subscription is conditional upon:

(i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares;

(ii) completion of the Placing;

(iii) the Company obtaining all consents and approvals from the relevant authorities, if applicable, to allot and issue the Subscription Shares.

Completion

Under Rule 14A.31(3)(d) of the Listing Rules, the Subscription must be completed within 14 days from the date of the Placing and *Subscription Agreement, that is, on or before 8 October 2007.*

In the event that the conditions to the Placing and Subscription Agreement are not fulfilled by 8 October 2007, the Subscription shall terminate unless the Company and the Placors elect, subject to compliance with all requirements under the Listing Rules (including the Shareholder's approval) to postpone completion of the Subscription to a later date to be agreed between the Company and the Placors.

REASONS FOR AND BENEFITS OF THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The gross proceeds from the Subscription will be approximately HK$4,307 Million. The net proceeds from the Subscription will be approximately HK$4,215 million which will be used for acquisition of lands in The People's Republic of China and Hong Kong and general working capital of the Company.

The Directors believe that the terms of the Placing and the Subscription are fair and reasonable and in the interests of the Shareholders as a whole.

"Directors"	directors of the Company
"General Mandate"	the mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with up to 20% of the then issued share capital of the Company as at the date of the AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Last Trading Date"	24 September 2007, being the last trading day for the Shares before this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr Ng"	Mr Ng Teng Fong
"Parent"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Placee(s)"	any institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agent's obligation under the Placing and Subscription Agreement
"Placing"	the placing of the Placing Shares beneficially owned by the Placors pursuant to the terms of the Placing and Subscription Agreement
"Placing Agent"	JP Morgan
"Placing and Subscription Agreement"	the placing and subscription agreement between the Placors, the Company and the Placing Agent dated 24 September 2007 in relation to the Placing and Subscription
"Placing Price"	HK$19.576 per Placing Share
"Placing Shares"	an aggregate of 220,000,000 existing Shares beneficially owned by the Placors and to be placed pursuant to the Placing and Subscription Agreement
"Placors"	Parent and Mr Ng
"Shareholders"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by the Placors pursuant to the terms of the Placing and Subscription Agreement
"Subscription Price"	HK$19.576 per Subscription Share
"Subscription Share(s)"	such number of new Shares to be subscribed for by the Placors pursuant to the Placing and Subscription Agreement equivalent to the number of existing Shares sold by the Placors
"trading day(s)"	has the meaning ascribed thereto under the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 24 September 2007

As at the date of this announcement, the executive directors of the Parent are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Suspension
and
Resumption Announcement

Sino Land Company Limited (the "Company") has published an announcement in relation to the top-up placing of shares in the Company on the Exchange's website on 25 September 2007 at 6:48 a.m.

At the request of the Company, trading in its securities has been suspended today to allow sufficient time for investors to consider the published information.

Application has been made to the Exchange for resumption of trading of the Company's securities with effect from 2:30 p.m. today.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 25 September 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

CLARIFICATION ANNOUNCEMENT

The respective Boards would like to make clarification with respect to the Announcement issued by them on 24th September, 2007 in relation to the Transaction.

Unless otherwise defined in this joint announcement, terms defined in the joint announcement (the "**Announcement**") issued by Tsim Sha Tsui Properties Limited and Sino Land Company Limited dated 24th September, 2007 in respect of a top-up placing transaction by the Company and a consequential discloseable transaction by the Parent (the "**Transaction**") have the same meanings when used in this joint announcement.

Reference is made to the Announcement. This joint announcement is to be read and interpreted in conjunction with the Announcement.

With a view to providing additional information for the benefit of the respective shareholders of the Company and the Parent and the investing public at large, the board of directors of the Company and the Parent (the "**Boards**") would like to clarify that:

- as disclosed in the published audited financial statements of the Company for the year ended 30th June, 2007, the audited net assets as at 30th June, 2007 was HK$47,765,726,516.
- as disclosed in the published audited financial statements of the Company for the year ended 30th June, 2007, the audited net profits before and after taxation and extraordinary items for the two years ended 30th June, 2006 and 2007 respectively are as follows:

Year ended 30th June	**Profit before Taxation** *HK$ million*	**Profit after Taxation** *HK$ million*
2007	7,309	6,421
2006	7,014	6,051

As the Parent is deemed to have disposed of 2.41% of the Company as a result of the Placing and the Subscription, the net profits (both before and after taxation and extraordinary items) attributable to the assets disposed of by the Parent for the two financial years ended 30th June, 2006 and 2007 respectively are set out below:

Year ended 30th June	**Profit before Taxation** *HK$ million*	**Profit after Taxation** *HK$ million*
2007	176	155
2006	169	146

The Parent will recognize in its income statement a gain on deemed disposal of approximately HK$0.9 billion calculated by reference to the carrying value of the net assets of the Company as at 30th June, 2007 and after taking into account the shares repurchased by the Company from 1st July, 2007 to 24th September, 2007.

- as the settlement system only accepts two decimal points, the Placing Price was HK$19.57.

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 28th September, 2007

As at the date of this joint announcement, the Executive Directors of the Parent are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this joint announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END